May 27, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Susan Block
Kristen Shifflett
Doug Jones
Ada D. Sarmento

Re:	Horizon Global Corporation
Registration Statement on Form S-1
Filed March 31, 2015
File No. 333-203138

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2015, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed March 31, 2015. This letter is being filed with Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Risk Factors, page 14

1. Please include a risk factor addressing the risk that the TriMas board of directors has the right to abandon the spin-off if it determines in its sole discretion that the spin-off is not in the best interests of TriMas or its stockholders, that a sale or other alternative is in the best interests of TriMas or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Cequent businesses from TriMas at that time.

Response: The Company respectfully acknowledges the Staff’s comment and has included a risk factor addressing these risks on page 19 of the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Increases in our raw material, page 20

2. We note your disclosure that your largest material purchases are for steel, copper and aluminum and that the prices for these products fluctuate. Please revise to indicate if the price for each of the materials is at a high or low point, so that investors can assess the risk. Consider a separate risk factor to address the risk of price fluctuations for purchases of steel, copper and aluminum.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 20 of the Amendment as requested. We did not add an additional risk factor as we believe the current risk factor addresses the known reasons for price fluctuations of steel, copper and aluminum as well as the information needed to allow investors to assess the risks related to further price fluctuations for these materials.

Material U.S. Federal Income Tax Consequences, page 34

3. Please revise to delete your characterization of the tax consequences to U.S. holders as a “summary,” if you intend to use a “short form” tax opinion. Please also delete the phrase that the tax discussion is for “general information only.” Investors are entitled to rely on this section. Also, if you intend to use a “short form” tax opinion, please indicate the portion of the prospectus discussion that is the opinion or advise.

Response: We respectfully advise the Staff that we will file a “long form” tax opinion in a future amendment to the Registration Statement and therefore maintain that the description of the tax consequences of the spin-off to U.S. holders is fairly characterized as a summary. We have deleted the phrase that the tax discussion is for “general information only” from the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 44

Results of Operations, page 46

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013, page 46

4. Please quantify all cited factors contributing to the variance to comparative results so that investors may understand the magnitude and relative impact of each. For example, various factors are cited as contributing to the sales growth and variance in gross and operating profit margins that are not quantified. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 52-55 of the Amendment to provide additional information to allow investors to understand the magnitude and relative impact of the cited factors contributing to the variances in the comparative results.

Liquidity and Capital Resources, page 49

5. We note your disclosure in this section that you intend to incur indebtedness prior to the completion of the spin-off. Please file any agreements evidencing such indebtedness when executed.

Response: We respectfully advise the Staff that we intend to incur indebtedness prior to the completion of the spin-off and have disclosed the expected material terms of such indebtedness on pages 58-59 of the Amendment. We expect that the agreements governing such indebtedness will be executed after the effectiveness of the Registration Statement but prior to or contemporaneous with the completion of the spin-off. Accordingly, we will file the final versions of these agreements with the Commission on one or more Current Reports on Form 8-K within four business days following execution thereof.

Cash Flows, page 50

6. In your analysis of the change in accrued liabilities in the fourth bullet on page 50, please clarify how increases and decreases in the cited accruals directly impact your operating cash in the respective periods. In this regard, refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 60 of the Amendment to clarify how increases and decreases in the cited accruals directly impact our operating cash in the respective periods.

Our Debt and Other Commitments, page 51

7. Please file the credit or facility agreements with some of your subsidiaries mentioned in this section or tell us why it is not necessary.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Response: We respectfully advise the Staff that we do not consider either the credit agreement entered into by one of our Dutch subsidiaries or the facility agreement entered into by one of our Australian subsidiaries to be material agreements under Item 601 of Regulation S-K. Both agreements were entered into the ordinary course of business and are short-term, expiring within twelve months of their respective execution dates unless renewed. Additionally, as of March 31, 2015, the borrowing capacity under each of the agreements was less than 5% of our total assets. Further, the credit agreement to which one of our Dutch subsidiaries is a party is uncommitted. Accordingly, we believe these agreements are not material agreements and therefore are not required to be filed with the Commission.

Critical Accounting Policies, page 52

8. It appears for the most part that your disclosure here repeats information already provided in the notes to the financial statements. In this regard, please expand your disclosure here to provide insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have or may materially affect amounts associated with the policies you have indicated, including the policies you have identified that you participate in with TriMas. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 63-65 of the Amendment to expand the disclosures regarding its critical accounting policies.

Relationship with TriMas After the Spin-Off, page 67

9. Please also file the Noncompetition Agreement as an exhibit or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has included the form of the Noncompetition and Nonsolicitation Agreement as Exhibit 10.7 of the Amendment. Because the Noncompetition and Nonsolicitation Agreement and the other material agreements identified in the Amendment under the heading “Relationship with TriMas After the Spin-Off” will be executed after the effectiveness of the Registration Statement but prior to or contemporaneous with the completion of the spin-off, the Company respectfully advises the Staff that it will file the forms of these agreements as exhibits to the Registration Statement and will file the final versions of these agreements with the Commission on one or more Current Reports on Form 8-K within four business days following execution thereof.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Management, page 70

10. We note your disclosure that you expect that Messrs. Zeffiro and Rice will be named President, CEO and Director and CFO and Director, respectively, yet they appear to have signed the registration statement in such capacities. Further, we note that you expect that Mr. Goldbaum will be named Legal Director and Corporate Secretary yet he has executed the registration statement as Director. Please revise or advise. As part of your response, please tell us who is acting in these capacities currently.

Response: The Company respectfully acknowledges the Staff’s comment. The current, pre-spin-off board of directors of the Company currently consists of Messrs. Zeffiro, Rice and Goldbaum, and, accordingly, each has executed the Registration Statement in his capacity as a director. However, prior to the completion of the spin-off, Messrs. Rice and Goldbaum will resign as directors of the Company. Additionally, Messrs. Zeffiro, Rice and Goldbaum currently serve as President, Vice President and Vice President & Secretary of the Company, respectively. Prior to the completion of the spin-off, Messrs. Zeffiro, Rice and Goldbaum will be named the President and Chief Executive Officer, Chief Financial Officer and Legal Director & Corporate Secretary of the Company, respectively. We have revised the Registration Statement accordingly on pages 81-82 of the Amendment.

Executive Compensation, page 75

11. We note your disclosure that you have provided the information in this section for compensation earned at TriMas for your anticipated Named Executive Officers. Please also provide disclosure regarding executive compensation for Horizon Global Corporation pursuant to Item 402 of Regulation S-K to the extent practicable and applicable or advise.

Response: The Company respectfully acknowledges the Staff’s comment. We have revised the Registration Statement to clarify on page 86 of the Amendment that all compensation earned during 2014 by our Named Executive Officers has been earned in their current capacities at TriMas and that no Horizon compensation has been earned. We have also disclosed on page 101 of the Amendment the anticipated salary increases and other compensation changes for our Named Executive Officers and clarified on page 86 of the Amendment that, other than with respect to such anticipated salary increases and other compensation changes, no decisions with respect to Horizon compensation for 2015 or any subsequent year for any of our Named Executive Officers have yet been made.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Security Ownership of Certain Beneficial Owners, page 91

12. Please provide this table in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and has included this table on page 102 of the Amendment.

Combined Statement of Cash Flows, page F-6

13. It appears you have presented cash flows from financing activities associated with the change in long term debt on a net basis. Please revise to present this information on a gross basis, showing inflows and outflows separately, in accordance with ASC 230-10-45-26, or explain to us how your presentation complies with the guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the guidance in ASC 230-10-45, paragraphs 7-9. Based on our review of the Australian debt agreement, contractual maturities are 90 days or less and there are a high volume of settlements as amounts are settled in full on a monthly basis. Therefore, we believe net presentation is acceptable under the applicable cash flow statement guidance. However, we have amended the cash flow statement to present the related cash flows on gross basis in order to provide greater transparency. Please see the revised Combined Statement of Cash Flows on page F-6 of the Amendment.

Note 16. Segment reporting, page F-25

14. You state in this note that there are no individual products or product families for which reported net sales accounted for more than 10% of your combined net sales. However, we note that you categorize your product portfolio into the following four groups: towing, trailering, cargo management and other, which appear to represent groups of similar products for which revenue should be reported pursuant to ASC 280-10-50-40. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-27 of the Amendment to provide net sales information for groups of similar products comprising of towing, trailering, cargo management and other products.

Note 18. Related Party Transactions and Parent Company Equity, page F-31

15. Please reconcile for us the amount of the net advances (to) from parent shown in the schedule on page F-31 of $(38,020) and $11,100 for 2014 and 2013, respectively, to the corresponding year’s net transfers (to) from parent in the statement of cash flows of $(18,720) and $24,320 for 2014 and 2013, respectively.

United States Securities and Exchange Commission

Division of Corporation Finance

May 27, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has included a reconciliation of the balances below:

Description	Location	December 31, 2014	December 31, 2013
Net advances (to) from parent	Note. 18 Parent Company Equity	(38,020)	11,100
Net change in income tax accounts	Note. 18 Parent Company Equity	7,960	750
Allocation of overhead/other expenses	Note. 18 Parent Company Equity	14,000	16,070
Non-cash compensation expense	Cash flow statement	(2,660)	(3,600)

Net transfers (to) from parent	Cash flow statement	(18,720)	24,320

*        *        *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (248) 631-5450.

Very truly yours,

/s/ A. Mark Zeffiro
A. Mark Zeffiro
President